September 8, 2010
Via Edgar and Federal Express
Mr. H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	Range Resources Corporation Form 10K for the Fiscal Year Ended December 31, 2009 Filed February 24, 2010 File No. 001-12209
Dear Mr. Schwall:
          On August 25, 2010, Range Resources Corporation received comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission to the above referenced Form 10-K. We respectfully submit the following responses to your inquiry. For your convenience, each response is prefaced by the exact text of the Staff’s comment in italicized text.
          Business
          Production, Price and Cost History, page 4
Inquiry:
1.	Please revise the table to present the field level information required by Item 1204(a) of Regulation S-K.
          Response:
          We interpreted Item 1204 (a) of Regulation S-K and the adopting release (SEC Release No. 33-8995) not to require disclosure of field level information if the fields were all in the same country. Given that Range has no operations outside the United States, we did not believe field level information should have been included in this table and we believe that, because all of our reserves are in the United States, the disclosure of our reserves by region was more significant to our investors. If we had interpreted Item 1204 (a) as the Staff comment suggests, we would have provided disclosure which would have read as follows:

          The following table below sets forth annual production volumes for our largest fields (those whose reserves are greater than 15% of our total proved reserves).

	Year Ended December 31,
	2009	2008	2007
Gas (Mmcf)
Independence	15,465	4,217	1,218
Newark East	40,280	31,968	19,429
Nora	19,133	17,126	12,750
Crude oil (Mbbls)
Independence	215	73	23
Newark East	36	40	40
Natural gas liquids (Mbbls)
Independence	719	84	13
Newark East	674	345	138
Total (Mmcfe) (a)
Independence	21,070	5,164	1,431
Newark East	44,541	34,277	20,498
Nora	19,133	17,126	12,750

(a)	Oil and NGLs are converted at the rate of one barrel equal six mcf.
          With regard to this comment, we request that the Staff allow us to address this comment by including such information in future Form 10-K filings with the Commission.
Properties
          Proved Reserves, page 20
Inquiry:
          2. We note that you have grouped together your proved reserves related to oil and NGLs. Please explain why you do not believe it is necessary to disclose separately these two products. Please also tell us the percentage of your total proved reserves of oil and NGLs that are NGLs, and also if you price NGLs separately than oil when valuing your reserves estimates.
Response:
          Our NGL reserves represent approximately 10% of our total proved reserves (calculated on a 6:1 basis) while oil represents approximately 6%. NGLs alone are 60% of the total Crude Oil and NGL proved reserves. Historically, we have consistently combined our oil and NGL reserves because we do not believe they represent a significant portion of our total proved reserves and, therefore, do not warrant separate disclosure. We respectfully submit that current accounting literature (Accounting Standards Codification 932) supports the grouping of condensate and natural gas liquids with oil. With respect to pricing, we use the same NYMEX benchmark price when pricing both oil and NGLs and adjust the prices of each separately to account for the appropriate differential to obtain the realized price for each in the determination of our reserve estimates.
          Reserve Estimation, page 22
Inquiry:
          3. Your disclosure states that Degolyer and MacNaughton (Southwestern) and H.J. Gruy and Associates, Inc. (Southwestern) and Wright and Company, Inc. (Appalachian) collectively reviewed approximately 88% of your proved reserves. In the third party reports filed as exhibits 99.1 to 99.3, H.J. Gruy uses term “reviewed”, DeGolyer uses term “reserve audit,” and Wright uses term “evaluation.” Please explain to us how a review or evaluation is distinguished from a reserve audit as defined in 1202(a)(9) of Regulation S-K. Please also tell us how you selected the properties to be included in each review, reserves audit, or evaluation.

Response:
          While we acknowledge the Staff’s comment with regard to the varying descriptions contained in the third party reports, we believe each of our third party reserve engineering firms have performed a “reserve audit” as defined in 1202(a)(9) of Regulation S-K. While we would defer to the third party reserve engineers to explain their choice of language to describe their work, we do not believe there is any substantive difference between the work performed by each. As described in each of their reports (excerpts of which we set out below), our third party engineers reviewed the pertinent facts and interpreted the assumptions underlying our reserves estimates and rendered an opinion about the appropriateness of the methodologies employed, the adequacy and quality of the data relied upon, the depth and thoroughness of the reserves estimation process, the classification of reserves and the reasonableness of the estimated reserves quantities thus satisfying the definition of a “reserve audit” in item 1202 (a)(9).
          The H.J. Gruy and Associates report states “The term reserves review as used herein conforms to the guidelines as stated in Regulation S-K, Item 1202”.
          DeGolyer and MacNaughton’s report states “Pursuant to your request, we have conducted a reserves audit of the net proved crude oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2009.”
          Wright and Company’s report states “At the request of Range Resources Corporation (Range), Wright and Company, Inc. (Wright) has performed an evaluation to estimate proved oil and gas reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. Alan. W. Farquharson of Range. Projections of the reserves and cash flow to the evaluated interests were based on specific economic parameters, operating conditions and government regulations considered applicable at the effective date and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC).”
          Although the reserve engineers are ultimately responsible for the language in their report, we will suggest to our third party engineers that future reserve audit reports include a specific reference to 1202(a)(9) of Regulation S-K and expressly note their compliance with that definition.
          Finally, with regard to the question of the basis for selection of the reserves to be audited by our third party engineers, we assess our properties internally to ensure that our most significant reserves are audited each year. We also take into account the geographical expertise of each third party engineer and the historical audit pattern of our properties giving consideration to continuing to audit properties audited in the past for continuity even where such properties no longer are one of the more significant properties. You will note that the third party engineers, each of which have been the Company’s auditors for approximately ten years, audited approximately 90% of our reserves for the year-ended December 31, 2009 so we believe that our selection process effectively results in third party auditing of an appropriate group of our properties and reserves.
          Supplemental Information on Natural Gas and Oil Exploration, Development and Production Activities
          Estimated Quantities of Proved Oil and Gas Reserves (unaudited)
          Reserve Estimation, page F-38
Inquiry:
          4. On the top of page F-40, you disclose that of the 1,402,043 Mmcfe of proved undeveloped reserves at year end 2009, 63,800 Mmcfe, or 4.5%, have been reported for five or more years (excluding the 45% of the 116,000 Mmcfe that will be sold with your Ohio properties). You further disclose that all such reserves are in fields which are currently active. With a view toward disclosure, please tell us why such reserves remain undeveloped.
Response:
          The reserves are primarily in fields where we have been an active driller, have large acreage positions and a large inventory of projects. As a result of the process of allocation of development capital across the Company’s portfolio of properties, the wells associated with these reserves were not drilled within five years of the booking date. We do not believe the reserves identified are material to the Company as they represent only 4.5% of such reserves and only 2% of our total proved reserves.

          Exhibits 99
Inquiry:
          5. You third party reports should address all ten items listed under Item 1202(a)(8) of Regulation S-K. In this regard, for instance:
          -Neither the H.J. Gruy report nor the Wright report state that “used all methods and procedures as it considered necessary under the circumstances to prepare the report” as Item 1202(a)(8)(viii) directs must be included;
          -None of the reports disclose both the 12 month average benchmark product prices and the average adjusted prices used to determine reserves. In the regard, we note that the DeGolyer and MacNaughton and Wright reports have disclosed the benchmark prices used, but not the average adjusted prices used; and
          -None of the reports disclose the aggregate percentage difference between your proved reserve estimates and those of your third party engineer.
Please revise or advise.
Response:
          Wright and Company, Inc. has advised us in writing that they used all of the available and applicable methods and procedures they considered necessary under the circumstances to prepare the report. Wright and Company, Inc. has also advised us that they intended this issue to have been addressed by the following portion of their report:
          “The estimates of reserves contained in this report were determined by acceptable industry methods and to the level of detail that Wright deemed appropriate. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties were used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR).”
          H.J. Gruy has also advised us in writing that they used all of the available and applicable methods and procedures they considered necessary under the circumstances to prepare the report. Gruy has also advised us that they intended this issue to have been addressed by the following section of their report:
          “Our review included examination on a test basis, of the evidence supporting the reserves discussed here, and we find the quality and quantity of available data to be sufficient for reserve estimating. For each property included in the 4 percent coverage, we examined the Range estimating methods to the level of detail that we deem appropriate to form the opinions presented herein. Range reserve estimates are based on extrapolation of established performance trends, material balance calculations, volumetric calculations, analogy with the performance of comparable wells, or a combination of these methods.”
          We acknowledge that none of the reports expressly included specific information covering both the 12 month average benchmark product prices and the average adjusted prices. Neither we nor our third party engineers interpreted Item 1202(8) to expressly require that specific information, however each reserve audit report provides detailed information about the prices as described below:
•	Gruy’s report states “product sales prices are based on an average of 2009 first-day-of-the-month prices in accordance with Regulation S-X guidelines. A price differential is applied to the oil, natural gas and natural gas liquids base prices to adjust for transportation, geographic property location, and quality or energy content.”

•	DeGolyer and MacNaughton’s report states “Range has represented that the oil, condensate, and NGL prices were based on a 12-month average (reference price), calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices were defined by contractual arrangements. Range supplied differentials by field to a West Texas Intermediate reference price of $60.85 per barrel and the prices were held constant thereafter. Range has represented that the natural gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices were defined by contractual arrangements. The gas prices were calculated for each property using differentials to the reference price of $3.87 per Mcf furnished by Range and held constant thereafter.”
•	Wright’s report states “As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period.
          We also acknowledge that the third party reserve audit reports do not expressly disclose the percentage difference between our proved reserve estimates and those of our third party engineers. We, along with our third party engineers, did not interpret Item 1202(8) to require an explicit statement including that information. However, the Wright and Company, Inc. report provides a table showing, if calculated, a 1% variance in reserves on an equivalent basis and the DeGolyer and MacNaughton report also provides a table showing a 3% variance, if calculated, in reserves on an equivalent basis. In our December 31, 2009 Form 10-K, under Item 2. Properties, we also provide the following information:
          “Historical variances between our reserve estimates and the aggregate estimates of our consultants have been less than 5%.”
          Although the engineering firms are ultimately responsible for their reports, we will suggest to our third party reserve engineers that the following be incorporated into future reserve audit reports:
1)	An express statement indicating that they have used all methods and procedures it considered necessary under the circumstances to prepare the report;

2)	Express disclosure of both the specific twelve month benchmark product prices and the specific average adjusted prices used to determine reserves; and

3)	Express disclosure of the specific percentage difference between our proved reserve estimates and those calculated by our third party engineers.
Inquiry:
          6. We note that the Wright report discloses that, in its opinion, Range’s estimates of proved reserves have been prepared in accordance with generally accepted industry methods and evaluation principles as set forth in the Society of Petroleum Engineers’ Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information. Within this document, we are we are not aware of an official industry compilation of “generally accepted industry methods and evaluation principles.” With a view toward possible disclosure, please explain to us the basis of concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such generally accepted principles.
Response:
           Wright and Company, Inc. was retained to provide an independent assessment of the procedures and methods used in the preparation of our estimated proved reserves and we believe that their report describes the scope and results of Wright’s independent assessment of our internal estimates. As the Wright report is prepared by an independent third-party, we are not in the position to interpret Wright’s intended meaning of the words and phrases contained in their report, however, our understanding is that the term “generally accepted industry methods and evaluation principles” is consistent with the Society of Petroleum Engineers’ standards identified in SPE’s Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information approved by the SPE Board in June 2001 and revised in June 2007. Please see Article IV-Standards of Independence, Objectivity, and Confidentiality for Reserves Estimators and Reserves Auditors, Article V-Standards for Estimating Reserves and Other Reserves Information, and Article VI-Standards for Auditing Reserves and Other Reserves Information. This document can be found at the following website http://www.spe.org. As a result we believe that such principles are sufficiently established and relied on in the industry such that they are generally accepted.
Inquiry:
          7. The Wright report states that “[t]his report is solely for the information of Range...” and continues “[t]his report should not be used, circulated or quoted for any other purpose without the express written consent of the undersigned.” The meaning of these disclaimers is unclear, and it could be interpreted to limit investors’ reliance on the report. Because Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version of the reports that retain no language suggesting either a limited audience or a limit on potential investor reliance.

Response:
          While we acknowledge the inclusion of the quoted language in the Wright report, we do not believe that, taken in context, including the fact that the Wright report was published with the consent of Wright in our Form 10-K, a reasonable investor would interpret the quoted language as limiting Wright’s report regarding its audit of our reserves such that it could not be relied on by investors reviewing our Form 10-K. With Wright’s cooperation, however, we will obtain and file with our next Quarterly Report on Form 10-Q, a revised version of the Wright Report that does not retain the language quote above, along with the related consent.
*******
          In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact the undersigned at (817) 869-4224 if you have additional questions or comments.
Sincerely,
/s/Roger S. Manny

Roger S. Manny
Executive Vice President and Chief Financial Officer

Cc:	John H. Pinkerton, Chief Executive Officer
David Poole, Senior Vice President and General Counsel
Kevin P. Lewis — Vinson & Elkins LLP
Kevin Dougherty — United States Securities and Exchange Commission